Exhibit 1

Public Prosecutor’s Office of the state of Rio de Janeiro

1st Prosecution of Bankruptcy

7th Corporate Court
Proceeding No.: 0203711-65.2016.8.19.0001
Judicial Reorganization of Oi S.A. and others

The Honorable judge Fernando Cesar Ferreira Viana:

     The Public Prosecutor’s office is aware of all that has been added to the case since its last manifestation (pages 368,089/368,105). The Public Prosecutor’s Office gives the following opinion on what has been done in accordance with the terms and for the following purposes:

I - REPORT

1. Pages 367,437/367,463 – Consolidated Monthly Report of the Judicial Administrator’s activities related to January 2019.

2. Pages 367,610/367,643 – Consolidated Monthly Report of the Judicial Administrator’s activities related to October 2019.

3. Pages 368,072/368,076 – Order of this Honorable Court informing the Public Prosecutor’s Office of the monthly reports of bankrupt trustee’s activities and accepting the justification to the delay of the RMA for the month of October 2018.

4. Pages 368,089/368,105 – Opinion of Public Prosecutor’s Office expressing their opposition to an increase in compensation for the Bankruptcy trustee and requesting this Honorable Court declares that the court for tax enforcement may impose a tax, pursuant the article 6, paragraph 7 of Law 11,101/2005, giving the Judge for the Judicial Reorganization discretion to decide on the substitution of assets which the debtor claims are essential to their activity or compliance with the Judicial Reorganization Plan (PRJ).

5. Pages 368,212/368,214 – Petition of the Companies under Reorganization requiring the immediate decision regarding the Pottencial Seguradora S.A. to deposit in a judicial account available to this Honorable Court the value of four million, four hundred forty four thousand reais (R$4,444,000.00) guaranteed by insurance policy No. 0306920189907750241204000

(pages.357,242/357,255), issued at the request of PWC. After the deposit has been made by the guaranteeing institution, the companies under reorganization require, as of now, the issuance of 30% (thirty percent) of the total amount deposited, with accruals credited from the date of deposit, in accordance with the decision in the pages 216,780/216/784.

6. Page 370,458 – Petition of the Companies under Reorganization requesting their addition to the Minutes of the 220th Board of Directors’ Meeting (annex 1), held on March 20, 2019, in which mentions all subjects that were to object of discussion, and which have not yet been submitted to this Honorable Court. In addition, the Oi Group also requested the addition of the appended voting statement (Annex 2) submitted by the Board of Directors, which requested the submission of the documents presented to this Judge.

7. Page 370,467 – Dispatch of this Honorable Court subpoenaing the Public Prosecutor’s office to discuss the documents added by the Companies under Reorganization on pages 370,458.

II - REITERATE THE PUBLIC PROSECUTOR OFFICE’S OPINION

     Firstly, the Public Prosecutor’s Office reiterates the terms of your opinion on pages. 368,089/368,105, in particular for this Honorable Court to: a) reject the request for an increase in compensation for the Judicial Administrator, as well as b) declare that there can be no attachment used to guarantee payment of tax foreclosures when there is a judicial recovery proceeding.

     As outlined in that occasion, it would be up to the Tax Enforcement Court to carry out regular tax proceedings, including with regard to the determination of attachment and public auction, if necessary. If there is a judicial constriction of assets that the debtor in judicial reorganization considers to be essential, it is primarily up to the tax enforcement court to analyze the request for the substitution for the attachment of another good. Only when the request for the replacement by the Court of Appeal has not been accepted, could the debtor then bring the matter to the Court of Universal Reorganization, which, according to the Classes of Private Law of the Superior Court of Justice, is the appropriate one to decide definitively whether or not property is deemed essential.

     It should be noted that the Public Prosecutor Office’s request is linked to tax credit enforcement proceedings, since there is a decision by this Honorable Court, which is confirmed by the Court of Justice, determining that tax credits not related to taxation are subject to composition in the judicial reorganization, especially ANATEL’s.

III - MINUTES OF THE 22TH BOARD OF DIRECTORS’ MEETING’S AND

VOTED OF THE COUNCILOR

     Before analyzing the merit of the information extracted from the minute of the last meeting of the Board of Directors of Oi S.A – In Judicial Reorganization, and the defeated vote of one of its Board Members, it is important to recall what the judicial reorganization process is, as well as its purpose.

     As is known, the institution that is reorganization has a contractual nature and its primary goal is the preservation of the viable company, under the article 47 of Law 11,101/2005.

Article 47- The purpose of judicial reorganization is to make it possible to overcome the economic and financial crises of the debtor in order to allow the maintenance of its source of production, employment of workers and the interests of creditors, thus promoting the preservation of the company, its social function and the stimulation of economic activity.

How is it possible to achieve this goal?

     Although the way to undergo a reorganization is listed in an exemplary manner in article 50 of Law 11,101/2005, the creditors bear the largest burden for the economic-financial balancing of the company, and must not only bear an exponential increase in the timeline for being repaid, sometimes, ten, fifteen, twenty years, but must also take a discount, which is almost never below 50% (fifty percent).

     Unfortunately, little or no effort is seen from other stakeholders, in particular the controlling shareholders (quota holders or shareholders) or the directors (Board of Directors) of companies in difficulty, even though they are in most cases the main actors responsible for the crises that leads the company to seek help from the Judiciary and a sacrifice from the creditors.

     It would be natural and even expected that the controlling shareholders and administrators of the company in difficulty would also give their contribution quota, reducing their personal benefits, be it the “pro labore”, the performance bonus, certain perks, without forgetting, of course, prohibiting the distribution of dividends.

     In addition, this is the moment to ask to come to quote the Batão de Itararé, who warned: “Where less is expected, that is where nothing comes out.” Well. In the case, it came out, but nothing good, at least from the point of view of preserving the company.

     While everyone is striving for the preservation of the company and to overcome the serious financial crises that plagues the company in judicial reorganization, and here we are referring to workers, suppliers, national and international financial creditors, the Regulatory Agency and, not to mention, the Tax Authority, the Public Prosecutor’s Office and this Court, are surprised by a proposal to increase the Compensation of the members of the company’s Board of Directors in judicial reorganization, when the correct and expected course would be just the opposite.

     But the crises is over?!? Does such proposal have to be interpret as a measure in favor of the reorganization of the company, or just provide an exclusive benefit to the recipients of this substantial increase in compensation, to the detriment of the company and the very morality of the process?!?

     There is no express legal prohibition to increase the remuneration of the administrators of business companies in common or ordinary judicial reorganization1, but it seems obvious to us that the measure is, in principle, absolutely contrary to the logic of recovery and, as a

1 In the Special Judicial Reorganizations, regarding the micro and small companies, pursuant the Law 11,101/2005: Article 714. The Judicial Reorganization Plan in according with the period in the article 53 of this Law and will limit the following conditions: V — will establish the necessity of the Judge’s authorization, after hearing the Bankrupt Trustee and the Creditor Committee, for the debtor to increase expenses or hide employees.

consequence, to the principle of preserving the company, not to mention the principles of good faith and fair dealing.

     More than a few time, the debtor in judicial reorganization, without any legal basis and anchored only by the principle of the preservation of the company, addressed to this Court requirements that at the very least are controversial, such as the recognition of the “nullity” or “ineffectiveness” of the resolution clause due to the request for judicial reorganization and to declare the non-enforceability of debit clearance certificate (CND) or other evidence of economic and financial suitability to contract with the government.

     When it suits them, even without any express legal basis, the debtor in judicial reorganization raises the flag of the preservation of the company. However, when it comes to increasing the compensation of the members of its administration, they do not even give prior notice to the Judge, the bankruptcy trustee or the stakeholders, who were only informed by the courageous initiative of a member of that Board of Directors, a dissenting vote in the unusual initiative.

     In fact, it is unprecedented, because in these long years of legal reorganization proceedings we have never faced a proposal to increase the remuneration of the administrators of a company under judicial reorganization, hence the “unusual” qualification.

Now that these premises have been established, we will refer to the specific case.

     According to the information contained in the losing vote of the Board Director Member RICARDO REISEN, who expressly declared the wish that his vote be brought to the attention of the Reorganization court, and also set out in the Company’s website, the overall compensation of the Board of Directors in 2018 was six million, six hundred eighty-seven thousand, eight hundred fifty reais and eighty-two cents (R$6,687,850.82). Individually, however, the monthly compensation of the members of the Board of Directors was as follows:

CHAIRMAN – R$103,000.00
VICE CHAIRMAN – R$64,713.00

DIRECTOR COMMITTEE COORDINATOR – R$56,667.00 DIRECTOR COMMITTEE PARTICIPANT – R$39,583.00 DIRECTOR – R$25,000.00

     As noted in the above mentioned defeated vote, there would not be justification for such a disproportion compensation for directors, given that there is no equal disproportion in the attributes that affect them. However, this is not something to be dealt with by the Public Prosecutor’s Office.

     Consecutively, the proposal approved by the Board of Directors, to be submitted to the stockholders at the annual general meeting, increases the overall remuneration in no less than 113.85%, that is, the total amount of remuneration rises to fourteen million, six hundred seventy five thousand, two hundred sixty seven reais and twenty cents (R$14,675,267.20). If the company were not in judicial reorganization, this compensation would definitely not be the responsibility of the Public Prosecutor’s Office or of the Judiciary.

This is not, however, the reality for the Oi Group.

     Although the Public Prosecutor’s Office recognizes the importance of the Board of Directors and the necessity to encourage the commitment of its members have to the company’s reorganization, any substantial increase in compensation is not compatible with the current situation that the company is in nor with the terms of the judicial reorganization plan approved, because the directors are not directly responsible for the conduct of the company and compliance with the judicial recovery plan, or because the current compensation is compatible with the degree of responsibility and dedication (meet once a month –some by teleconference), or, finally, because the financial situation of the company is still very delicate and the process is already close to its end.

     In this respect, the judicial reorganization process is close to its closure and next year, in consequence, at the annual general meeting to be held in 2020, the Board of Directors and stockholders will be outside the limits imposed by the reorganization legislation, being able to freely establish the compensation guidance as they deem fit, although prudence and duties of diligence and probity also result from the application of Law 6,404/76.

     There is more to be said. The issuance of voting shares implies the recognition of a management control of the company, which in itself brings great volatility to the market value of the stocks, especially considering the fragility arising from the condition of a company in judicial reorganization. Thus, a macro view advises against establishing the variable remuneration of the member of the Board of Directors based on the variation in the market price of the company’s stock, considering that often it will not reflect the success or commitment of the member of the Board of Directors.

     In the same sense, although it is a modern tendency to increase the remuneration of the managers, especially managers, by a variable share linked to the market value of the stocks, given all the internal and external factors, it is a strategy that does not seem appropriate, to say the least, referring to a company in judicial reorganization.

     Absolutely everything, therefore, is against the proposal to increase the remuneration approved by the Board of Directors, through the implementation of the so-called Long-Term Incentive – IPL. In addition, according to the Public Prosecutor’s Office, two of the largest consulting firms in the market, GLASS LEWIS and ISS, would be recommending the stockholders to vote against the proposed increase. Let’s see:

Key Takeaways

The external auditor BDO RCS has provided an unqualified opinion of the company’s 2018 audited financial statements. Nonetheless, the external auditor called attention that the company’s ability to continue its operations is uncertain and presupposes the successful implementation of the Judicial Reorganization Plan. BDO RCS has also recognized a series of key audit matters.

Under Item 5, the company proposes to amend its bylaws to create a Statutory Audit Committee, in line with Sarbanes Oxley Act (SOX) requirements for issuers trading securities in the US market.

The company also asks shareholders to approve two equity plans for its executives and board members, respectively. The terms of the plans, however, do not appear to adequately align the interests of the potential participants and those of the shareholders. In addition, the board seeks shareholder approval for the company’s loss recovery policy, which establishes guidelines for indemnity contracts to be signed with executives and board members. The proposal, however, failed to disclose key information regarding the potential beneficiaries and the financial impact of such coverage for the company and its shareholders.

M0507	Approve Long-Term	FOR	AGAINST
Incentive Plan for
Executives
M0507	Approve Long-Term	FOR	AGAINST
Incentive Plan for
Board Members
M0137	Approve Company’s	FOR	AGAINST
Replacement of Loss
Policy

     Regarding the reasons for recommending the vote against, the clear, straightforward and simple argument is:

VOTE RECOMMENDATION

A vote AGAINST this request is warranted because the proposed plan does not appear to adequately align the interests of its beneficiaries and those of the shareholders.

     These and other grounds led the compromised director RICARDO RAISEN, with whom the Public Prosecutor’s Office maintained telephone contact, not only to vote against, but also to

COMPLETELY REFUSE TO RECEIVE THE VARIABLE PART OF HIS REMUNERATION.

     This should be the spirit and motivation of the other member of the Board of Directors of OI S/A – In Judicial Reorganization. Unfortunately, this did not occur. According to the lectures of Professor LUIZ GUERRA, in his comments to Law 11,101/2005:

A general rule in reorganization, whether judicial or extrajudicial, is that the managers and managing stockholders of the debtor will be kept in the management of the company. That is why, the head provision of art. 64, states that during the judicial reorganization proceedings, the debtor and its managers will be kept in the conduct of the business activity, under the supervision of the Committee, if any, and of the judicial administrator, unless any of them perform acts or conducts that are incompatible with the guiding principles of the reorganization2.

     It is important to note that the Public Prosecutor’s Office requested to the reorganization Court that the debtor provide some clarifications in view of some press reports related to the company that could have a major impact on the reorganization process. Such news dealt with the possibility of merging the debtor company with another telecommunication company, the alienation of the mobile telephone operation and changes in the Board of Directors members, which are directly responsible for the execution of the ratified PRJ.

     Due to the Public Prosecutor Office’s request, this Court ordered, at pages 366,034/366,037, that “any sale of relevant assets, mergers and acquisitions involving the Oi Group, In Judicial Reorganization, as well as any eventual changes in the current composition of the Board of Directors of the Oi Group, while under the judicial reorganization regime, shall be communicated in advance to the Public Prosecutor’s Office and to the reorganization Court, without prejudice to obtaining the prior approval of the creditors and Anatel”

     Now, the new members of the Board of Directors, ignoring the delicate moment by which the company passes and looking out exclusively for their interests, want to bring to the stockholders a proposal that, admittedly, MORE THAN DOUBLE THE VALUE OF THEIR COMPENSATION, using a formula that was not even brought to the attention of the Court, much less of the creditors.

     In a few words, the creditors must be subject to a discount of 50% of their credits and accept an installment payment arrangement of up to 20 (twenty) years. Now the members of the Board of Directors of this debtor in judicial reorganization propose an increase of more than 100% (one hundred percent) of their remuneration, without at least communication this intention to the Court or the creditors. And, what will the Judiciary do before this scenario?

2 GUERRA, Luiz. Falências e recuperações de empresas – crise econômico-financeira. Vol. 2. Guerra editora e Livraria: Brasília, 2011. Pg. 714.

     The director RICARDO RAISEN did well voting against and, expressly renounced such remuneration. By doing so, he followed the guiding principles of the corporate law, particularly the duties of probity and diligence, as well as those that guide the reorganization legislation, specifically the principle of preservation of the company. In this sense, AYOUB and CAVALLI argue:

This is the reason why, given that the purpose of the judicial reorganization of companies is to preserve viable companies, if the company’s managers and directors acts in a manner that could compromise this objective, there will be the exceptional possibility of removing them. That is to say, the legal hypotheses of the removal of the managers and directors of the company in judicial reorganization are embedded in the principle of the preservation of the company, according to art. 64 of the LRF3.

IV – CONCLUSIONS AND REQUESTS

For the reasons set out above, the Public Prosecutor’s Office requires:

1. A subpoena to the Chief Executive Officer and the Chairman of the Board of Directors of the OI Group – In Judicial Reorganization, so they become aware of this statement of the Public Prosecutor’s Office and take it to the attention of the stockholders at the annual general meeting on April 26, 2019, so the stockholders consider as a RECOMMENTATION the non-approval of any increase in the remuneration of all the members of the management (Board of Directors and Executive Officers) of the debtor companies until the end of the judicial reorganization, scheduled for February 2020.

2. A special appointment, with the presence of the Judicial Administrator, the Chief Executive Officer and the Chairman of the Board of Directors of the Oi Group – In Judicial Reorganization, encouraging the participation of all the remain members of the management of the company (Board of Directors and Executive Officers), in order to clarify all the uncertainties raised about the company’s future and its main assets.

3 AYOUB, Luiz Roberto; CAVALLI, Cássio. A construção jurisprudencial da recuperação judicial de empresas. 3.

Ed. Rio de Janeiro: Forense, 2017. Pg. 106.

3. In the event of an approval by the stockholders of the companies under reorganization, of the raise proposed by the Board of Directors, we request to see the record again, so that the Public Prosecutor’s Office can request the judicial orders that it may consider relevant to the defense of the company conservation, the creditor’s interests and the stability of the recovery process for the compliance with the filed judicial reorganization plan.

Rio de Janeiro, April 17, 2019.

Leonardo Araújo Marques
Prosecutor
Register 2251